                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862

The following text is of Northrop Grumman Corporation's notice to Comptek Research, Inc.'s security holders published in the Wall Street Journal on July 6, 2000

Comptek Reseach, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, under certain circumstances, take such action as is necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by Salomon Smith Barney, Inc. (the "Dealer Manager") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                          Notice of Offer to Exchange
                     Each Outstanding Share of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                             Comptek Research, Inc.
                                      for
                             Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                          Northrop Grumman Corporation
            Based on the Exchange Ratio Described in the Prospectus
                  (Subject to the limitations described below)
                                       by
                           Yavapai Acquisition Corp.
                          a wholly owned subsidiary of
                          Northrop Grumman Corporation

     Yavapai Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation ("Parent"), is offering to exchange a number of shares of Common Stock, par value $1.00 per share, of Parent (together with the associated preferred stock purchase rights, "Parent Common Stock") for each outstanding share of common stock, par value $0.02 per share (the "Common Stock"), of Comptek Research, Inc. (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of April 16, 1999, as amended (the "Rights Agreement"), between the Company and the American Stock Transfer & Trust Company, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus dated July 6, 2000 (the "Prospectus") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the"Offer"). The number of shares of Parent Common Stock into which each Share would be converted in the Offer will be determined by dividing $20.75 by the final average per share closing price of Parent Common Stock (rounded to four decimal places) as reported under "NYSE Composite Reports" in The Wall Street Journal for each of the 20 New York Stock Exchange trading days in the period ending two business days prior to the effective date of the registration statement filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer. This ratio of Parent Common Stock for each Share is referred to below as the "exchange ratio." The average closing price of Parent Common Stock on the New York Stock Exchange during this 20 trading day period is referred to below as the "final average closing price." If the final average closing price for Parent Common Stock during such period is equal to or less than $74.00, the exchange ratio will be 0.2804, and if the final average closing price for Parent Common Stock during such period is equal to or greater than $84.00, the exchange ratio will be 0.2470. If the final average closing price for Parent Common Stock during such period is less than $74.00, the Company shall have the right to terminate the merger agreement, subject to Parent's right to issue additional shares of Parent Common Stock sufficient to equal the value to be received if the final average closing price had been $74.00. Shareholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes, if any, on the tender of Shares to Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, First Chicago Trust Company of New York, which is acting as exchange agent (the "Exchange Agent"), and Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
             TIME, ON AUGUST 2, 2000, UNLESS THE OFFER IS EXTENDED.


     The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares which represents not less than 66.67% of the total outstanding Shares on a fully diluted basis (the "Minimum Tender Condition");
(2) the expiration or termination of any and all waiting periods under applicable antitrust laws; and (3) the registration statement filed in connection with the Offer having been declared effective by the SEC. The Offer is also subject to other conditions. See the Prospectus. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 12, 2000 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law and the New York Business Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury immediately before the Effective Time or Shares held by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company immediately before the Effective Time, all of which will be cancelled) will be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. Under certain circumstances described in the Prospectus, shareholders may be entitled to appraisal rights in connection with the Merger. The Merger Agreement is more fully described in the Prospectus.

     The Board of Directors of the Company has unanimously (1) determined that the Offer is fair to, and in the best interests of, the Company and its shareholders, (2) approved and declared advisable the Merger and the Merger Agreement and (3) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant thereto.

     For purposes of the Offer, Purchaser shall be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn when, as and if Purchaser gives written notice to the Exchange Agent, as agent for the tendering shareholders, of its acceptance for exchange of such Shares. The Exchange Agent will act as agent for tendering shareholders for the purpose of receiving Parent Common Stock and cash instead of fractional shares of Parent Common Stock from Parent and transmitting such stock and cash to validly tendering shareholders. In all cases, exchange of Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof ) with any required signature guarantees or an "agent's message" (as defined in the Prospectus) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Expiration Date" means 12:00 midnight, New York City time, on August 2, 2000, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the exchange of any Shares.

     Purchaser may, without the consent of the Company, extend the Offer beyond the then scheduled Expiration Date in the following events: (i) for one or more periods (not in excess of 15 business days each) if, at the then scheduled Expiration Date, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived; or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law.

     Purchaser may also extend the Offer for an aggregate period not to exceed 20 business days (a "subsequent offering period"), beginning after Purchaser exchanges Shares tendered in the Offer, during which shareholders may tender, but not withdraw Shares, and receive the consideration paid in the Offer. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for exchange. During a subsequent offering period, Purchaser will promptly deliver Parent Common Stock and cash to be paid instead of fractional shares of Parent Common Stock, in either case determined with reference to the exchange ratio used in the Offer. See the Prospectus.

     In addition, Parent and Purchaser have agreed that Purchaser shall from time to time extend the Offer if certain conditions have not been satisfied or waived prior to the scheduled Expiration Date; provided that Purchaser will only be required to extend the Offer for a period of 20 days following the scheduled Expiration Date if the only condition to the Offer not satisfied at the time is the Minimum Tender Condition; provided, further, that Purchaser is not required to extend the Offer if there is no reasonable possibility of all the conditions to the Offer being satisfied by October 31, 2000.

     Purchaser shall cause any such extension by giving written notice of such extension to the Exchange Agent, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering shareholder to withdraw such shareholder's Shares.

     Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after September 3, 2000 except as provided with respect to any subsequent offering period. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an "eligible institution" (as defined in the Prospectus) (except in the case of Shares tendered by an eligible institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

     In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Any questions or requests for assistance or for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

              [Logo of Georgeson Shareholder Communications Inc.]
                          17 State Street, 10th Floor
                            New York, New York 10004
              Brokers and Bankers Call Collect: (212) 440-9800 or
                   All Others Call Toll Free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                         [Logo of Salomon Smith Barney]
                            New York, New York 10013
                         Call Toll-Free (877) 820-8015